 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
(Name of Subject Company)

MPF DEWAAY FUND 8, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 9, LLC; MPF FLAGSHIP FUND 12, LLC; MPF BADGER ACQUISITION CO., LLC; SCM SPECIAL FUND 2, LP; OPPORTUNITY INVESTMENT FUND I, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,600,000	$89.28

*	For purposes of calculating the filing fee only. Assumes the purchase of 400,000 Shares at a purchase price equal to $4.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $89.28
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: February 4, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMEN TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 12, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund 2, LP; Opportunity Investment Fund I, LLC (collectively the “Purchasers”) to purchase up to 400,000 shares of common stock (the “Shares”)  in Wells Real Estate Investment Trust II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $4.00 per Share, less the amount of any dividends declared or made with respect to the Shares between February 4, 2010 (the “Offer Date”) and March 5, 2010 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 4, 2010 (the “Offer to Purchase”) and the related Assignment Form.

The Offer resulted in the tender by Shareholders, and acceptance for payment by the Purchasers, of a total of 367.716 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately .000075% of the total outstanding Units.  These shares were allocated among the Purchasers as follows:  SCM Special Fund 2, LP, 73 Shares, MPF DeWaay Fund 8, LLC, 221.716 Shares, Opportunity Investment Fund I, LLC, 73 Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 2, 2010

MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 12, LLC; MPF Badger Acquisition Co., LLC
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

Opportunity Investment Fund I, LLC

By:           /s/ Harold Hofer
Harold Hofer, Authorized Signatory